Exhibit 21.1

List of Subsidiaries of Issuer

Percentage of Shares Owned by Issuer
Micro-Filtration, Inc.; incorporated in Michigan	100%
Numation Inc.; incorporated in Michigan	90%
Numatech Inc.; incorporated in Michigan	88%
I.A.E. Incorporated; incorporated in Michigan	100%
Ultra Air Products, Inc.; incorporated in Michigan	100%
Microsmith, Inc.; incorporated in Arizona	100%
Numatics B.V.; organized in the Netherlands	100%
Numatics S.A. de C.V.; organized in Mexico	99%
Numatics S.A.R.L.; organized in France	99%
Numatics Ltd.; organized in the United Kingdom	99%
Numatics Ltd.; organized in Canada	100%
NAC Beteilingungs GmbH; organized in Germany	100%
Numatics GmbH; organized in Germany	100%
Numatics K.F.T.; organized in Hungary	100%
Numatics Ltd; organized in Taiwan	91%
Numatics S.R.L.; organized in Italy	99%
Empire Automation Systems, Inc.; incorporated in New York	100%
Numatics Spain S.L.; organized in Spain	100%